SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

NRX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

629444 100
(CUSIP Number)

David M. Nussbaum Steven Levine BRAC Lending Group LLC 366 Madison Avenue, 8th Floor New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629444 100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David M. Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,640 shares
	8	SHARED VOTING POWER 1,095,035 shares
	9	SOLE DISPOSITIVE POWER 66,640 shares
	10	SHARED DISPOSITIVE POWER 1,095,035 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,675 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.44%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 629444 100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,640 shares
	8	SHARED VOTING POWER 1,095,035 shares
	9	SOLE DISPOSITIVE POWER 66,640 shares
	10	SHARED DISPOSITIVE POWER 1,095,035 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,675 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.44%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 629444 100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BRAC Lending Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,435 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 590,435 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,435 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 629444 100	SCHEDULE 13D	Page 5 of 10 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on November 26, 2018 (the “Original Schedule 13D”) on behalf of David M. Nussbaum (“Nussbaum”), Steven Levine (“Levine”) and BRAC Lending Group LLC (“BRAC Lending”) with respect to ownership of shares of common stock, par value $0.001 (the “Common Stock”), of NRX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Messrs. Nussbaum, Levine, and BRAC Lending are collectively referred to herein as the “Reporting Persons.” Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1 (a). Name of Issuer
Item 1(a) is deleted in its entirety and replaced with the following text:

NRX Pharmaceuticals, Inc. (formerly Big Rock Partners Acquisition Corp.)

Item 1 (b). Address of Issuer’s Principal Executive Offices
Item 1(b) is deleted in its entirety and replaced with the following text:

1201 N. Market Street, Suite 111, Wilmington, Delaware 19801

Item 3. Source of Funds or other Consideration.

Item 3 is amended by adding the following text:

On December 13, 2020, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Big Rock Merger Corp., a Delaware corporation (“Merger Sub”) and NeuroRx, Inc., a Delaware corporation (“NeuroRx”), pursuant to which Merger Sub would merge with and into NeuroRx (“Merger”), with NeuroRx being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer. On May 24, 2021, the parties to the Merger Agreement completed the Merger.

Immediately prior to the Merger, the Reporting Persons beneficially held an aggregate of 2,446,000 shares of Common Stock including an aggregate of 848,000 shares underlying unit purchase options of the Issuer (“Purchase Options”). The Reporting Persons also beneficially held an aggregate of $2,019,944.85 of the Issuer's promissory notes.

In connection with the Merger, BRAC Lending agreed to forfeit an aggregate of 869,565 shares of Common Stock and agreed to certain repayment terms in connection with the promissory notes. EarlyBirdCapital, Inc. (“EBC”), an affiliate of the Reporting Persons, agreed to receive an aggregate of 200,000 shares of Common Stock in lieu of a cash fee owed to EBC, as described more fully in Item 6 below. In addition, on June 1, 2021, the Reporting Persons each exercised their Purchase Options on a cashless basis, resulting in the issuance of an aggregate of 299,880 shares of Common Stock.

CUSIP No. 629444 100	SCHEDULE 13D	Page 6 of 10 Pages

Item 4. Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The transactions reported in this Amendment were made for investment purposes. Each of Nussbaum, Levine and BRAC Lending may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

Except as discussed above, neither Nussbaum, Levine nor BRAC Lending has any other plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

David Nussbaum
(a) David Nussbaum beneficially owns 1,161,675 shares of Common Stock, of which 590,435 shares are held by BRAC Lending, of which Mr. Nussbaum is a managing member, and 504,600 shares are held by EBC, of which Mr. Nussbaum is Chairman of the Board. As a result, Mr. Nussbaum has shared voting and investment power over the shares held by BRAC Lending and EBC. Such number of shares of Common Stock represents 2.44% of the class of securities, based on 47,459,958 shares of Common Stock, outstanding as of May 24, 2021, as reported in the Issuer's Current Report on Form 8-K filed May 28, 2021.

(b) The number of shares as to which Mr. Nussbaum has:

(i) Sole power to vote or direct the vote: 66,640
(ii) Shared power to vote or direct the vote: 1,095,035
(iii) Sole power to dispose or direct the disposition: 66,640
(iv) Shared power to dispose or direct the disposition: 1,095,035

(c) Except as described in Item 3, during the past 60 days Mr. Nussbaum has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Steven Levine
(a) Steven Levine beneficially owns 1,161,675 shares of Common Stock, of which 590,435 shares are held by BRAC Lending, of which Mr. Levine is a managing member, and 504,600 shares are held by EBC, of which Mr. Levine is Chief Executive Officer. As a result, Mr. Levine has shared voting and investment power over the shares held by BRAC Lending and EBC. Such number of shares of Common Stock represents 2.44% of the class of securities, based on 47,459,958 shares of Common Stock, outstanding as of May 24, 2021, as reported in the Issuer's Current Report on Form 8-K filed on May 28, 2021.

(b) The number of shares as to which Mr. Levine has:

(i) Sole power to vote or direct the vote: 66,640
(ii) Shared power to vote or direct the vote: 1,095,035
(iii) Sole power to dispose or direct the disposition: 66,640
(iv) Shared power to dispose or direct the disposition: 1,095,035

(c) Except as described in Item 3, during the past 60 days Mr. Levine has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 629444 100	SCHEDULE 13D	Page 7 of 10 Pages

BRAC Lending
(a) BRAC Lending beneficially owns 590,435 shares of Common Stock. Such number of shares of Common Stock represents 1.24% of the class of securities, based on 47,459,958 shares of Common Stock, outstanding as of May 24, 2021, as reported on the Issuer's Current Report on Form 8-K filed on May 29, 2021.

(b) The number of shares as to which BRAC Lending has:

(i) Sole power to vote or direct the vote: 590,435
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 590,435
(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 3, during the past 60 days BRAC Lending has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following text:

Repayment of Loans

Pursuant to the Merger Agreement and a letter agreement entered by and between the Issuer and BRAC Lending, an aggregate of $756,141.70 of outstanding loans due to BRAC Lending was repaid upon the completion of the Merger and the repayment of an additional $1,105,488.34 was deferred (“Deferred Repayment”) to June 8, 2021, provided that there are sufficient funds remaining in the Issuer’s trust fund following payments to any of the Issuer’s public stockholders who demand to convert their public shares into a pro rata portion of the trust fund. In the event that there are not sufficient funds remaining to satisfy the Deferred Repayment in full, BRAC Lending will enter into a loan amendment with the Issuer providing that the unpaid portion of the Deferred Repayment will be converted into a convertible note of the Issuer which bears interest at three percent (3%) per annum, and may be converted from time to time, at the holder’s option, into shares of Common Stock at a price of $10.00 per share, and which matures on May 24, 2023.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10 hereto and is incorporated by reference herein.

Sponsor Agreement

Pursuant to the Merger Agreement, on May 24, 2021, the Issuer entered into an agreement with BRAC Lending and Big Rock Partners Sponsor, LLC, a lender and stockholder of the Issuer (the “Sponsor Agreement”), providing for, among other things, the forfeiture by BRAC Lending of 869,565 shares of Common Stock upon the consummation of the Merger. The Sponsor Agreement provides that BRAC Lending would be required to forfeit additional shares for each share of Common Stock validly redeemed by public stockholders of the Issuer in connection with the Merger, up to a maximum of 300,000 shares of Common Stock (allocated among the BRAC Lending and Big Rock Partners Sponsor, LLC). At the time of this Schedule 13D/A, it is not known whether additional shares will be forfeited.

The foregoing summary of the Sponsor Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 11 hereto and is incorporated by reference herein.

Stock Escrow Amendment

Pursuant to the Merger Agreement, on May 24, 2021, the Issuer, BRAC Lending, and other parties to an existing stock escrow agreement entered into an amendment (“Stock Escrow Amendment”), providing, among other things, for the forfeiture and cancellation of the shares required to be forfeited pursuant to the Sponsor Agreement. The Stock Escrow Amendment also amends the escrow period with respect to the shares of Common Stock beneficially owned by BRAC Lending which are being held in escrow, as follows: all such shares of Common Stock held in escrow will be released from escrow on the earlier of (i) the six-month anniversary of the completion of the Merger, (ii) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the completion of the Merger, and (iii) the date after the completion of the Merger on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

The foregoing summary of the Stock Escrow Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 12 hereto and is incorporated by reference herein.

CUSIP No. 629444 100	SCHEDULE 13D	Page 8 of 10 Pages

BCMA Amendment

Pursuant to the Merger Agreement, on May 24, 2021, the Issuer and EBC entered into an amendment (“BCMA Amendment”) to the to the Business Combination Marketing Agreement, dated as of November 20, 2017 (“BCMA”), by and between the Issuer and EBC. Pursuant to the BCMA Amendment, the Issuer issued to EBC 200,000 shares of Common Stock upon the closing of the Merger in lieu of the cash fee payable to EBC pursuant to the BCMA.

The foregoing summary of the BCMA Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 13 hereto and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Item 7 is amended by adding the following text:

10
Merger Agreement, dated as of December 13, 2020, by and among Big Rock Partners Acquisition Corp., NeuroRx, Inc., and Big Rock Merger Corp.

11
Sponsor Agreement, dated as of May 24, 2021, by and among Big Rock Partners Acquisition Corp., Big Rock Partners Sponsor, LLC and BRAC Lending Group, LLC.

12
Amendment to Stock Escrow Agreement, dated as of May 24, 2021, by and among Big Rock Partners Acquisition Corp., Big Rock Partners Sponsor, LLC, and the other parties thereto.

13.
BCMA Amendment, dated as of May 24, 2021, by and between Big Rock Partners Acquisition Corp. and EarlyBirdCapital, Inc.

14.
Joint Filing Agreement.

CUSIP No. 629444 100	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2021

/s/ David M. Nussbaum
David M. Nussbaum

/s/ Steven Levine
Steven Levine

BRAC LENDING GROUP LLC

By:	/s/ David M. Nussbaum
Name: David M. Nussbaum
Title: Managing Member

CUSIP No. 629444 100	SCHEDULE 13D	Page 10 of 10 Pages

JOINT FILING AGREEMENT

AGREEMENT dated as of June 4, 2021 between David M. Nussbaum, Steven Levine and BRAC Lending Group LLC (each a “Party”, together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in shares of common stock, par value $0.001 per share, of NRX Pharmaceuticals, Inc. Each Party hereto agrees that the Schedule 13D, dated on or about the date hereof, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ David M. Nussbaum
David M. Nussbaum

/s/ Steven Levine
Steven Levine

BRAC LENDING GROUP LLC

By:	/s/ David M. Nussbaum
Name: David M. Nussbaum
Title: Managing Member